NEWS RELEASE

North American Palladium Announces Appointment of

Interim Chief Executive Officer

Toronto, Ontario, September 13, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that its Board of Directors has appointed Andre J. Douchane as its interim Chief Executive Officer, replacing William J. Biggar. Mr. Douchane is the Chairman of NAP and was formerly the President and Chief Executive Officer of NAP. Mr. Biggar will be retiring effective September 30.

“On behalf of the Board of NAP, I want to thank Mr. Biggar for his tireless efforts. Under his leadership since 2008, NAP has achieved a great deal, including the identification of the world class resource potential of our Lac des Iles mine and the financing of the current mine expansion and development programs,” said, Mr. Douchane. “I look forward to working with NAP’s management team to continue to pursue our strategic plan, including the important expansion of the Lac des Iles mine.”

Mr. Douchane is a seasoned mining executive with over 40 years of experience in the mining industry with a solid track record of successfully bringing development projects into production. He was appointed to NAP’s Board of Directors in April 2003 and served as the President and CEO until January 2006. He holds a Bachelor’s degree in Mining Engineering from the New Mexico Institute of Mining and Technology and is a graduate of the Executive Business Program at the Kellogg School of Business in Chicago.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com